Filed Pursuant to Rule 433

Registration No. 333-211292

July 13, 2016

Guaranty Bancorp

$40,000,000

5.75% Fixed-to-Floating Rate Subordinated Notes due July 20, 2026

FINAL TERM SHEET

Issuer:	Guaranty Bancorp

Security:	5.75% Fixed-to-Floating Rate Subordinated Notes due July 20, 2026 (the “Notes”)

Rating:*	BBB (Kroll)

Principal Amount:	$40,000,000

Pricing Date:	July 13, 2016

Settlement Date:	July 18, 2016 (T+3)

Stated Maturity Date:	July 20, 2026

Interest Payment Dates:

Each January 20 and July 20, commencing January 20, 2017, through July 20, 2021, and thereafter January 20, April 20, July 20 and October 20 of each year through the Stated Maturity Date, unless in any case previously redeemed.

Interest Payment Record Dates:

The interest payable on any fixed rate interest payment date will be paid to the holder in whose name a Note is registered at the close of business on the January 1 and July 1 (whether or not a business day) immediately preceding such fixed rate interest payment date. The interest payable on any floating rate interest payment date will be paid to the holder in whose name a Note is registered at the close of business on the January 1, April 1, July 1 and October 1 (whether or not a business day) immediately preceding such floating rate interest payment date.

Interest Rate:

Unless previously redeemed, the Notes will bear interest (i) from, and including, the settlement date to, but excluding, July 20, 2021, at a fixed rate equal to 5.75% per year and (ii) from, and including, July 20, 2021, at an annual floating rate equal to three-month LIBOR, as determined quarterly on the determination date for the applicable interest period, plus 473 basis points (4.73%).

Price to Public:	100% of Principal Amount

Underwriting Discount:	1.25% of Principal Amount

Net Proceeds to Issuer (after underwriting discount, but before expenses):	$39,500,000

Day Count Convention:	30/360 to but excluding July 20, 2021, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:

Subject to obtaining prior approval of the Federal Reserve, to the extent that such approval is then required, the Issuer may, at its option, beginning with the Interest Payment Date of July 20, 2021 and on any scheduled Interest Payment Date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. Any partial redemption will be made on a pro rata basis, by lot or by any other method that the trustee deems fair and appropriate.

In addition, in certain circumstances the Issuer may have the option to redeem the Notes upon the occurrence of events described in the prospectus supplement under the heading “Description of the Notes—Optional Redemption and Redemption Upon Special Events.”

Subordination:	The Notes will be subordinate in right of payment to all senior indebtedness of the Issuer as described in the preliminary prospectus supplement and the accompanying prospectus.

Denominations:	$2,000 minimum denomination and $1,000 integral multiples thereof.

CUSIP/ISIN:	40075T AA0 / US40075TAA07

Sole Book-Running Manager:	Keefe, Bruyette & Woods, A Stifel Company

* Note: A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by contacting Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019, by e-mail at USCapitalMarkets@kbw.com, by fax at 212-581-1592, or by calling 1-800-966-1559.